[VIVENDI
   UNIVERSAL LOGO]




   VIVENDI UNIVERSAL RECAPS ASSET DISPOSAL PROGRAM FOR THE SECOND-HALF 2002


Paris, January 16, 2003 - From July 1 to December 31, 2002, Vivendi Universal (Paris Bourse: EX FP; NYSE:V) concluded transactions worth E8.2 billion in disposals and debt taken on by the acquirers. At December 31, 2002, asset sales worth E6.8 billion had been closed and Vivendi Universal had collected E6.4 billion in cash.



         Asset                        Proceeds from         Cash received      Remarks
(% of VU investment held              disposal in Em           (gross)
    in Asset sold)
------------------------------------------------------------------------------------------------------------------
Vinci                (6.7%)                291                   291            July
------------------------------------------------------------------------------------------------------------------
Lagardere            (0.8%)                 44                    44            July
------------------------------------------------------------------------------------------------------------------
Echostar             (10%)               1,066                 1,066            December
------------------------------------------------------------------------------------------------------------------
Vivendi Environnement                    1,856                 1,856            December. Remaining 20.4% interest.
                     (20.4%)
------------------------------------------------------------------------------------------------------------------
B2B/Health           (25%)                 150                   150            July
------------------------------------------------------------------------------------------------------------------
Vizzavi              (50%)                 143                   143            August
------------------------------------------------------------------------------------------------------------------
Sithe Energies Inc.  (34%)                 323                   323            December
------------------------------------------------------------------------------------------------------------------
Publishing, excluding                    1,198                 1,140            December
Houghton Mifflin and
Brazilian operations (100%)
------------------------------------------------------------------------------------------------------------------
Houghton Mifflin     (100%)              1,660                 1,250            December
------------------------------------------------------------------------------------------------------------------
Other                                       95                    95
------------------------------------------------------------------------------------------------------------------
Sub-total                                6,826                 6,358
------------------------------------------------------------------------------------------------------------------
Disposals concluded and                  1,403                                  Telepiu, Canal+ Technologies,
being finalized                                                                 Express-Expansion and Comareg
------------------------------------------------------------------------------------------------------------------
Total for 2H 2002                        8,229
------------------------------------------------------------------------------------------------------------------


Disposals concluded in 2002 and now being finalized are Telepiu (EV of E893 million), Canal+ Technologies (EV of E190 million), Express-Expansion and Comareg (EV of E320 million).

Vivendi Universal's net book debt (gross debt less cash under French accounting principles) at December 31, 2002 is expected to be in the order of E13 billion.

The amount of debt does not include the recent E1 billion issue of notes redeemable for Vivendi Universal shares, which represents 7.4% of new shares to be issued at the latest by November 25, 2005. The issue is considered as quasi shareholders' equity.

At June 30, 2002, Vivendi Universal's net book debt (gross debt less cash) was approximately E35 billion, including approximately E16 billion for Vivendi Environnement. Vivendi Universal now owns only 20.4% of Vivendi Environnement, representing 82,486,072 shares. Each of these shares is subject to a unilateral call option granted by Vivendi Universal that can be exercised at any time up until December 23, 2004 at a set nominal price of E26.5.

In addition, Vivendi Universal, in compliance with the decision of the Board of Directors taken on August 13, 2002, cancelled 20,469,967 shares linked to stock option plans on December 20, 2002 (1.9% of capital stock). Following this transaction, Vivendi Universal now owns only 0.04% of its own shares. The transaction had no impact on Vivendi Universal's net debt at December 31, 2002.

As a result, the capital stock of Vivendi Universal comprised 1,068,558,994 units of common stock at December 31, 2002.



Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that certain disposals described above will not be finalized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at www.sec.gov) or directly from Vivendi Universal.

CONTACTS:

Paris
Media
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086

New York
Anita Larsen
+(1) 212.572.1118